Exhibit 3

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BYLAWS
OF
COVENANT TRANSPORTATION GROUP, INC.

The Amended and Restated Bylaws of Covenant Transportation Group, Inc. (the "Corporation"), as adopted by the Corporation's Board of Directors on December 6, 2007, are hereby amended, effective February 22, 2011, such that Article V, Section 5 now reads in its entirety as follows:

ARTICLE V
COMMITTEES

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        5.           Other Committees.  The Board of Directors, by resolution adopted by a majority of the whole Board, may constitute other committees, which shall in each case consist of one or more of the Directors.  The Board of Directors may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee.  Each such committee shall have and may exercise such powers as the Board of Directors may determine and specify in the respective resolutions appointing them; provided, however, that if any committee shall have the power to determine the amounts of the respective fixed salaries of the officers of the Corporation, such committee shall consist of not less than two (2) members and none of its members shall have any vote in the determination of the amount that shall be paid to him or her as a fixed salary.  A majority of all the members of any such committee may fix its rules of procedure, determine its action, and fix the time and place of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise by resolution provide.  Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading.

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